

17018008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 51550

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/16 (MM/DD/YY) AND ENDING 06/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Avondale Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3102 West End Avenue, Suite 1100
(No. and Street)

Nashville (City) TN (State) 37203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel D. Oertling 615-467-3514
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KraftCPAs PLLC
(Name - *if individual, state last, first, middle name*)

555 Great Circle Road (Address) Nashville (City) TN (State) 37228 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joel D. Oertling, Vice President of Finance, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Avondale Partners, LLC, as of June 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

V.P. Finance
Title



ANGELA C. BATE
STATE OF TENNESSEE
NOTARY PUBLIC
DAVIDSON COUNTY, TENN.

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AVONDALE PARTNERS, LLC
NASHVILLE, TENNESSEE

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTARY INFORMATION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

JUNE 30, 2017

CONTENTS

AVONDALE PARTNERS, LLC
NASHVILLE, TENNESSEE

STATEMENT OF FINANCIAL CONDITION,
FORM X-17A-5, PART III,
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

JUNE 30, 2017

Filed as PUBLIC information pursuant to
Rule 17a-5(d) under the Security Exchange
Act of 1934.


KraftCPAs
PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Executive Committee and Member
Avondale Partners, LLC
Nashville, Tennessee

We have audited the accompanying statement of financial condition of Avondale Partners, LLC (the "Company") as of June 30, 2017, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Avondale Partners, LLC as of June 30, 2017, in conformity with generally accepted U.S. accounting principles.

KraftCPAs PLLC

Nashville, Tennessee
August 25, 2017

KraftCPAs PLLC • Certified Public Accountants and Consultants
555 Great Circle Road • Nashville, TN 37228 • phone: 615-242-7351 • fax: 615-782-4271 • kraftcpas.com

AVONDALE PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2017

ASSETS

Cash	$ 261,929
Deposit with and receivable from clearing broker	168,938
Receivables from clients	30,179
Receivables from related parties	58,964
Marketable securities	1,271,278
Receivable from employee	34,272
Prepaid expenses and other assets	319,237
Furniture, equipment and improvements - at cost, less accumulated depreciation	59,746
TOTAL ASSETS	$ 2,204,543

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 978,942
TOTAL LIABILITIES	978,942
MEMBER'S EQUITY	1,225,601
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 2,204,543

The accompanying notes are an integral part of the financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Avondale Partners, LLC (the "Company") is a Tennessee limited liability company, which is wholly owned by Avondale Group, LLC, a Tennessee limited liability company.

The Company operates as a securities broker-dealer providing equity research, investment banking, equity capital markets and wealth management services to its institutional and retail clients. The Company is headquartered in Nashville, Tennessee, with offices in major cities throughout the United States.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year

The Company uses a June 30 fiscal year for financial statement purposes. Tax returns are filed on a December 31 calendar year basis.

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting, in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the statement of financial condition date. Actual results could differ from those estimates.

Receivables

The Company estimates an allowance for doubtful accounts on receivables, which may not be fully collectible, based on the length of time an account is past due and an assessment of the ability to pay. Accounts determined to be uncollectible are charged off against the allowance in the period of determination. The Company considers all receivables at year end to be fully collectible; accordingly, no allowance for doubtful accounts has been recorded.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities Transactions

The Company's trading activities are recorded on a trade date basis. The Company's trading activities are cleared through National Financial Services, LLC.

Marketable securities are valued at market value, and securities not readily marketable (if any) are valued at estimated fair value as determined by management. Marketable securities sold, not yet purchased are reported at the current market value at which the related securities could be purchased on the measurement date. See Note 7 for additional information.

Furniture, Equipment and Improvements

Furniture, equipment and improvements are recorded at cost. Depreciation is computed on an accelerated method over the estimated useful lives of the assets, which range from 1½ to 7 years, or over the term of the lease (if shorter) for leasehold improvements.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets are reported at net unamortized cost. Prepaid assets are amortized by the straight-line method over the life of the asset.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, all taxable income, gains and losses of the Company are passed through to the member. The Company is only liable for state income taxes. The Company files state income tax returns in the States of Tennessee, California, Kansas, Alabama and Pennsylvania. U.S. state jurisdictions have statutes of limitations that generally range from three to five years.

Temporary differences between the financial statement and income tax bases of the Company's assets and liabilities are not significant. Accordingly, deferred state income taxes have not been provided.

Management performs an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax returns to determine whether the income tax positions meet a "more likely than not" standard of being sustained under examination by the applicable taxing authorities. Management has performed its evaluation of all income tax positions taken on all open income tax returns and has determined that there were no positions taken that do not meet the "more likely than not" standard. Accordingly, there are no provisions for income taxes, penalties, or interest receivable or payable relating to uncertain income tax positions in the accompanying financial statements.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Events Occurring after Reporting Date

The Company has evaluated events and transactions that occurred between June 30, 2017 and August 25, 2017, the date the statement of financial condition was available to be issued, for possible recognition or disclosure in the statement of financial condition.

NOTE 3 - CONCENTRATIONS OF RISK

The Company maintains cash balances at financial institutions whose accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to statutory limits. The Company's cash balances generally exceed statutory limits. The Company has not experienced any losses in such accounts and management considers this to be a normal business risk.

The Company also has an account with a broker-dealer that is the custodian of the Company's securities and a portion of its cash and is covered by the Securities Investor Protection Corporation ("SIPC"). SIPC protects each customer's account up to $500,000, limited to $250,000 on claims for cash. Accounts held by the broker-dealer are also covered through Lloyd's of London. Under this program, cash is covered up to $2,150,000 and fully paid securities are not subject to any dollar amount limitation. The SIPC and additional protection do not insure against market risk.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company's policy is periodically to review the credit standing of each counterparty.

The Company routinely sells securities that it does not currently own and, therefore, will be obligated to purchase such securities at a future date. Accordingly, the Company will incur a loss if the market value of the securities is higher at the purchase date.

NOTE 4 - RECEIVABLE FROM EMPLOYEE

The Company has a $34,272 note receivable from an employee with a variable interest rate (1.18% at June 30, 2017) that corresponds to the Applicable Federal Short-Term Rate. The principal and interest on this note is due on demand; however, based on the intent of the parties, amortization of the balance will occur over time through periodic payments.

NOTE 5 - PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets consist of the following at June 30, 2017:

Prepaid rent	$ 104,858
Prepaid communications and data	77,350
Prepaid insurance and medical benefits	43,018
Prepaid licenses and assessments	37,060
Deposits	44,701
Miscellaneous other prepaid expenses	12,250
	$ 319,237

NOTE 6 - FURNITURE, EQUIPMENT AND IMPROVEMENTS

Furniture, equipment and improvements consist of the following at June 30, 2017:

Furniture and fixtures	$ 296,334
Technology equipment	478,099
Office equipment	117,033
Leasehold improvements	448,216
	1,339,682
Less accumulated depreciation	(1,279,936)
	$ 59,746

NOTE 7 - FAIR VALUE MEASUREMENTS

The Company classifies its investments based on a hierarchy consisting of: Level 1 (valued using quoted prices from active markets for identical assets), Level 2 (not traded on an active market but for which observable market inputs are readily available), and Level 3 (valued based on significant unobservable inputs). The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

Marketable securities owned and marketable securities sold, not yet purchased: Securities for which quotations are readily available in active markets are valued at the most recent quote in the principal market in which such securities are normally traded, and are classified within Level 1 of the valuation hierarchy. These investments also include securities valued on the basis of information provided by pricing services that employ valuation matrices that may incorporate both broker/dealer-supplied valuations as well as valuation models reflecting such factors as benchmark yields, reported trades, broker/dealer quotes, bid/offer data, and other relevant elements, and are classified within Level 2 of the valuation hierarchy.

No changes in the valuation methodologies have been made since the prior year.

The following table summarizes assets and liabilities measured at fair value on a recurring basis as of June 30, 2017, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Level 1	Level 2	Level 3	Total
Assets:				
Marketable securities				
Municipal bond securities	$ -	$ 1,186,964	$ -	$ 1,186,964
Corporate stock-common:				
Financial services	79,830	-	-	79,830
U.S. Government Debt				
Futures Contracts	4,484	-	-	4,484
	$ 84,314	$ 1,186,964	$ -	$ 1,271,278

NOTE 8 - TRANSACTIONS WITH AFFILIATES

As of June 30, 2017, net receivables from related parties totaled $58,964.

NOTE 9 - COMMITMENTS

The Company leases office space in and around Nashville, Tennessee; New York, New York; St. Louis, Missouri; Boston, Massachusetts; Kansas City, Kansas and San Francisco, California, under non-cancelable operating leases that expire at various times through February 2021. Office space at all other locations is leased on a month-to-month basis. The Company subleases portions of its Nashville office location and one of its Boston office locations to outside parties under non-cancellable sublease agreements. The Nashville subleases expire in August 2019 and February 2021, and the Boston sublease expires in October 2017.

Certain of the leases provide for escalating rental rates over the lease term and/or a build-out allowance for leasehold improvements made by the Company. Rental expense pertaining to these leases is recognized on the straight-line method over the lease term.

The Company also subscribes to communication and data services and leases office equipment under cancelable contracts that expire over the next three fiscal years.

As of June 30, 2017, aggregate future lease and sublease commitments are as follows:

Year Ending June 30,	Total Lease Commitments	Sublease Commitments	Net Commitment
2018	1,247,349	(270,010)	977,339
2019	1,093,955	(243,795)	850,160
2020	1,039,082	(156,047)	883,035
2021	704,297	(93,526)	610,771
Total	$ 4,084,683	$ (763,378)	$ 3,321,305

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at June 30, 2017, and were subsequently settled had no material effect on the statement of financial condition as of that date.

NOTE 10 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At June 30, 2017, the Company had regulatory net capital of $633,431, which was $533,431 in excess of its required net capital of $100,000. The Company's percentage of aggregate indebtedness to net capital ratio was 155%.

NOTE 11 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following as of June 30, 2017:

Accounts payable - trade	$ 17,030
Accounts payable - clearing brokers	13,743
Accrued bonuses and payroll	288,042
Accrued rent	441,894
Other accrued expenses	218,233
	$ 978,942

NOTE 12 - EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) plan for the benefit of employees.

NOTE 13 - GOING CONCERN CONSIDERATIONS

For the year ended June 30, 2017, the Company incurred a net loss of approximately $2,728,000 on revenues of approximately $8,435,000. The decrease in total sales of approximately $4,759,000 from the year ended June 30, 2016 to 2017 was largely the result of decreased revenue in the institutional sales, trading and equity research division and reduced capital market and merger and acquisition investment banking transactions. These developments have raised uncertainty about the Company's ability to continue as a going concern through August 25, 2018, one year after the date the financial statements were available to be issued.

NOTE 13 - GOING CONCERN CONSIDERATIONS (CONTINUED)

At the end of March 2017, the Company exited the equity research and institutional sales and trading portions of their business, which were their least profitable areas of business. Management will focus their efforts on growing the wealth management and investment banking side of their business. In addition to the increased efforts on profitable divisions of their business, the Company has made significant cuts in expenses and is exploring subletting portions of their office space under lease. Management believes that increased revenue in the remaining divisions and the reduction of excess capacity will provide a higher recovery of fixed costs and therefore lead to increased gross margins and profitability. This would result in a forecasted net loss of approximately $288,000 (unaudited) for the year ended June 30, 2018 as compared to a net loss of approximately $2,728,000 for the year ended June 30, 2017. In addition, the Company has scheduled capital withdrawals to be made during fiscal year 2018 of approximately $1,117,000. Since year end, the Company has received contributed capital of $400,000 from an affiliated entity. Management of the Company has evaluated these conditions and determined that additional contributions of capital from related parties will cover these capital outflows and alleviate this uncertainty. Management's plans are integral to the Company's ability to return to profitability and sustain operations. If management's plans to increase sales and decrease expenses do not sufficiently improve cash flows, net capital and operating results, the Company may be required to seek additional funding in order to continue to operate as a going concern.